                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of July, 2004

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F.   X            Form 40-F.
                -----                     -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes.                No.   X
          -----              -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-          .)
                                                 ----------

     China Southern Airlines Company Limited (the "Company") on July 27, 2004 published in local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the Assets Management Agreement dated July 22, 2004 between the Company, Zhong Zheng Wei Ye Investment Co., Ltd. and Centergate Securities Co., Ltd. A copy of the English announcement is included in this Form 6-K of the Company.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



 (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (STOCK CODE: 1055)

                                  ANNOUNCEMENT

     This announcement is made by the Company pursuant to Rule 13.09(2) of the Listing Rules.

     The Company, Zhong Zheng and Centergate entered into the Assets Management Agreement to appoint Centergate to manage and invest the Assets. By entering into the Assets Management Agreement and effecting the Appointment, the Board intends to raise the utilization rate of the Company's capital, and to improve both the investment return and the profits of the Company. The Board also believes that the terms of the Assets Management Agreement and the amount of assets management fee payable thereunder are fair and reasonable and in the interests of the shareholders of the Company as a whole.

An announcement similar to this announcement is made by China Southern Airlines Company Limited (the "Company") in the People's Republic of China (the "PRC") pursuant to a request from the Stock Exchange of Shanghai. Pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the Company is making this announcement.

The board of directors of the Company (the "Board") hereby announces that on July 22, 2004, the assets management agreement (the "Assets Management Agreement") was entered into between the Company as an appointer, Zhong Zheng Wei Ye Investment Co., Ltd. ("Zhong Zheng") as an appointer and Centergate Securities Co., Ltd. ("Centergate") as an appointee. Zhong Zheng is an investment company and its principal business is that of making investments which are permissible under the PRC laws. Centergate is a securities company licensed under the PRC laws to conduct securities trading and assets management business. The Board confirms that, to the best of the Company's directors' knowledge, information and belief, having made all reasonable enquiry, each of Zhong Zheng and Centergate, and each of their respective beneficial owners, is an independent third party and not a connected person (as defined in the Listing Rules) of the Company.

Pursuant to the Assets Management Agreement, the Company and Zhong Zheng jointly appoint Centergate (the "Appointment") to manage and invest certain assets of the Company (the "Company Assets") and Zhong Zheng (the "Zhong Zheng Assets") in accordance with the provisions of the Assets Management Agreement. The Company Assets consist of RMB500 million cash and the Zhong Zheng Assets consist of RMB75 million cash. Under the Assets Management Agreement, Centergate will only make investments permissible under the PRC laws and in financial products with high liquidity. The Board will also comply with the Listing Rules requirements in respect of the investments made by Centergate.

The Appointment is effective from July 27, 2004 until July 26, 2005. Under the Assets Management Agreement, if the investment return from the Company Assets is 6% or below, Centergate will not be entitled to any assets management fee. If the investment return from the Company Assets is above 6%, Centergate will be entitled to an assets management fee which is equivalent to a sum less than 60% of any amount that is in excess of 6% annual return from investment of the Company Assets. When the Appointment period ends, any assets management fee payable to Centergate will be paid out of the portion of investment return available for such payment under the Assets Management Agreement.

By entering into the Assets Management Agreement and effecting the Appointment, the Board intends to raise the utilization rate of the Company's capital, and to improve both the investment return and the profits of the Company. The Board also believes that the terms of the Assets Management Agreement and the amount of assets management fee payable thereunder are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Board has approved the Assets Management Agreement and the Appointment contemplated therein by way of a written approval in accordance with the articles of association of the Company and the laws of the PRC.

                                                           By order of the Board
                                                                 XU JIE BO
                                                                 Director

Guangzhou, the People's Republic of China
July 26, 2004

As at the date of this announcement, the Directors of the Company include Yan Zhi Qing, Liu Ming Qi, Wang Chang Shun, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo and Wu Rong Nan as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By /s/ Su Liang
                                            ------------------------------------
                                            Name:  Su Liang
                                            Title: Company Secretary


Date: July 28, 2004